Exhibit 12.09

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and

	Six Months Ended
	June 30,
	2016	2015

Fixed charges, as defined:
Total interest charges	$10,357	$8,607
Interest applicable to rentals	224	332

Total fixed charges, as defined	10,581	8,939

Earnings as defined:

Net income	$23,010	$22,187
Add:
Provision for income taxes:
Total	16,103	11,682
Fixed charges as above	10,581	8,939

Total earnings, as defined	$49,694	$42,808

Ratio of earnings to fixed charges, as defined	4.70	4.79